                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1   )*

APPLIED LASER SYSTEMS (later known as ARC Capital and then Advance Machine Vision Corporation)
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                      Class A Common Stock, No par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 03820M 10 3
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Ste. 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 15, 1995
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    03820M 10 3                                     PAGE 2 OF 16 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Liviakis Financial Communications, Inc.
                 68-0311399
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California, United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7   121,722
     NUMBER OF        ----------------------------------------------------------
       SHARES             SHARED VOTING POWER
    BENEFICIALLY      8   0
      OWNED BY        ----------------------------------------------------------
        EACH              SOLE DISPOSITIVE POWER
     REPORTING        9   121,722
       PERSON         ----------------------------------------------------------
        WITH              SHARED DISPOSITIVE POWER
                      10  0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      121,722
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.    03820M 10 3                                     PAGE 3 OF 16 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 John M. Liviakis
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00, PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7   0
     NUMBER OF        ----------------------------------------------------------
       SHARES             SHARED VOTING POWER
    BENEFICIALLY      8   121,722
      OWNED BY        ----------------------------------------------------------
        EACH              SOLE DISPOSITIVE POWER
     REPORTING        9   0
       PERSON         ----------------------------------------------------------
        WITH              SHARED DISPOSITIVE POWER
                      10  121,722
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      121,722
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.    03820M 10 3                                     PAGE 4 OF 16 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Renee A. Liviakis
                 ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7   0
     NUMBER OF        ----------------------------------------------------------
       SHARES             SHARED VOTING POWER
    BENEFICIALLY      8   121,722
      OWNED BY        ----------------------------------------------------------
        EACH              SOLE DISPOSITIVE POWER
     REPORTING        9   0
       PERSON         ----------------------------------------------------------
        WITH              SHARED DISPOSITIVE POWER
                      10  121,722
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      121,722
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Class A Common Stock, no par value (the "Common Stock"), issued by Applied Laser Systems, a California corporation subsequently known as ARC Capital and then Advanced Machine Vision Corporation (the "Corporation"). The principal offices of the Corporation are located at 2067 Commerce Drive, Medford, Oregon 97504.

2.       IDENTITY AND BACKGROUND.

         This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML") and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance, and the address of LFC's principal business is 2420 "K" Street, Suite 220, Sacramento, California 95816. Prior to September 1996, the address of LFC's principal business was 2118 "P" Street, Suite C, Sacramento, California 95816. LFC's President is JML, its Vice President is Robert B. Prag ("RBP"), and its Chief Financial Officer, Secretary and Treasurer is RAL. JML, RBP and RAL are LFC's directors. JML, RBP, and RAL are all citizens of the United States, and their business address is LFC's principal business address set out above.

         During the past five years and the five year period ended February 15, 1995, none of LFC, JML, RBP, and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such periods none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         This Schedule 13D, as amended, relates to 790,000 shares of the Corporation's Common Stock held by LFC on January 5, 1994, which LFC received on that date pursuant to a Consulting Agreement, effective January 5, 1994 between the Corporation and LFC (the "Consulting Agreement"), a copy of which is attached hereto as Exhibit "A", and an additional 4,800 shares of Common Stock which LFC was entitled to receive pursuant to the Consulting Agreement within sixty days of January 5, 1994. In addition, on January 5, 1994 JML held 32,569 Class A Warrants ("Warrants"), each then exercisable and entitling the holder to purchase one share of Common Stock.

         On or about February 15, 1995 in connection with the termination of the Consulting Agreement, LFC returned to the Corporation 668,278 of the 790,000 shares of Common Stock received pursuant to the Consulting Agreement. Between January and July 1994, JML on various occasions purchased and sold Warrants and shares of Common Stock.

         The shares of Common Stock acquired by LFC pursuant to the Consulting Agreement were acquired in consideration of LFC entering into the Consulting Agreement, services rendered or to be rendered by LFC, and the payment of cash consideration in the amount of $0.01 per share. The source of such cash consideration was LFC's working capital.

         The Warrants held by JML on January 5, 1994 were acquired for services rendered. The Warrants and shares of Common Stock acquired by JML subsequent to January 5, 1994 were acquired in open market transactions for cash consideration. The source of such cash consideration was JML's personal funds.

4.       PURPOSE OF TRANSACTION.

         LFC acquired shares of Common Stock and JML acquired Warrants and shares of Common Stock for investment purposes. Their investment intention changed following the termination of the Consulting Agreement.

         LFC and its officers and directors, including JML, had and have no plans or proposals which relate to or would result in, among other things, any extraordinary corporate transaction to which the Corporation would be a party or by which it would be affected; the sale or transfer of a material amount of assets of the Corporation or any wholly owned subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing any securities of the Corporation to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         On January 5, 1994, LFC held or had the right to acquire within sixty days an aggregate of 794,800 shares of Common Stock.

LFC believes that these shares represented approximately 11.4% of the shares of Common Stock then issued and outstanding, based on the 6,164,857 outstanding shares of Common Stock which had been most recently publicly reported by the Corporation prior to January 5, 1994 augmented by the 794,800 shares of Common Stock issued to LFC on January 5, 1994 or issuable to LFC within sixty days thereof. On January 5, 1994, JML held 32,569 Warrants, providing him with the right immediately to acquire an aggregate of 32,569 shares of Common Stock. JML believes that these Warrants represented the right to acquire approximately 0.5% of the shares of Common Stock then issued and outstanding, based on the 6,164,857 outstanding shares of Common Stock which had been most recently publicly reported by the Corporation prior to January 5, 1994 augmented by the 790,000 shares of Common Stock issued to LFC on January 5, 1994 and the 32,569 shares of Common Stock issuable to JML upon exercise of the Warrants.

         Following LFC's return to the Corporation of 668,278 shares of Common Stock on or about February 15, 1995 in connection with the termination of the Consulting Agreement, LFC held 121,722 shares of Common Stock. LFC believes that these shares represented approximately 1.4% of the shares of Common Stock then issued and outstanding, based on the 9,307,456 shares outstanding as of November 10, 1994 reported in the Corporation's Quarterly Report on Form 10-Q filed for the quarterly period ended September 30, 1994 and the 8,552,778 shares outstanding as of March 10, 1995 reported in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1994. At that time, JML held no Warrants and no shares of Common Stock.

         LFC had the sole voting and investment power with respect to all shares of Common Stock which it owned, which it exercised through its directors and officers including JML and RAL. JML had the sole investment power with respect to all Warrants which he owned and had and would have had sole voting and investment power with respect to all shares of Common Stock which he owned or had the right to acquire.

         LFC did not engaged in any transaction in shares of Common Stock during the 60 days preceding February 15, 1995, except for the return to the Corporation on or about February 15, 1995 of 668,278 shares of Common Stock in connection with the termination of the Consulting Agreement. JML did not engage in any transaction in Warrants or shares of Common Stock during the 60 days preceding February 15, 1995.

6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Consulting Agreement, dated effective as of January 5, 1994, between the Corporation and LFC.

         Exhibit B - Amended Joint Filing Agreement of LFC, JML and RAL, dated as of January 12, 1994, pursuant to Rule 13d-1(f).


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify, respectively, that the information set forth in this statement is true, complete and correct.


Date: June 11, 1997                   LIVIAKIS FINANCIAL COMMUNICATIONS, INC.
           --


                                      By: /s/ John M. Liviakis
                                          -------------------------------
                                              John M. Liviakis, President



                                          /s/ John M. Liviakis
                                      -----------------------------------
                                              John M. Liviakis



                                          /s/ Renee A. Liviakis
                                      -----------------------------------
                                              Renee A. Liviakis

                                   EXHIBIT "A"

                              CONSULTING AGREEMENT


This Consulting Agreement (the "Agreement"), effective as of January 5, 1994 is entered into by and between APPLIED LASER SYSTEMS, a California corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

     WHEREAS, Company is a publicly held corporation with its common stock traded on the NASDAQ over-the-counter market; and

     WHEREAS, Consultant has experience in the area of investor communications and financial and investor public relations; and

     WHEREAS, Company desires to engage the services of Consultant to assist Company in its investors' communications and public relations with existing shareholders and brokers, dealers and other investment professionals as to the Company's current and proposed activities;

         NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1.       Term of Consultancy.

         Term. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide personal services to the Company, for a term of thirty-six (36) months commencing on the date of the Agreement and ending on January 4, 1997. It is understood that for the first 30 to 90 days of this Agreement, the Consultant will primarily consult to the Company regarding matters of corporate finance rather than investor relations.

2. Duties of Consultant. The Consultant agrees to provide the following specified consulting services through its officers and employees:

         (a) Provide financial public relations and investor relations for the Company, including the dissemination of current information concerning the Company to relevant public markets, through brokers, dealers and other investment professionals;

         (b) Provide advice and counsel to the Company regarding its relations with investment markets;

         (c) Assist the Company in interfacing with current and prospective investment bankers;

         (d) Attempt to increase the number of broker dealers making a market in the Company's stock;

         (e) Attempt to increase the number of investment analysts initiating an maintaining research coverage on the Company;

         (f) Present the Company to investment advisory services for their potential recommendation;

         (g) Introduce the Company to prospective candidates for high level corporate officers' positions;

         (h) Assist the Company in the formulation of its strategic management plans;

         (i) Introduce the Company to prospective acquisition candidates;

         (j) Assist the Company in the valuation and negotiation of potential acquisition candidates; and,

         (k) Provide assistance and consultation to the Company on its various corporate finance activities.

3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge well and faithfully the duties which may be assigned to him from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications, so long as such activities are in compliance with applicable securities laws and regulations. Consultant shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, the Consultant and the Company agree that Consultant will perform the duties set forth hereinabove in a diligent and professional manner. At the request of the Company, the Consultant will inform the Company of its specific activities concerning the Company.

4. Remuneration. As full and complete compensation for services described in this Agreement, the Company shall compensate Consultant as follows:

4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to pay the Consultant a "Commencement Bonus" payable in 790,000 unregistered, restricted shares of the Company's Class A Common Stock (the "Common Stock"), which for this purpose have been valued by the Board of Directors at $1.22 per share based on a written valuation provided by a valuation expert, Corporate Valuations. Consultant agrees to pay cash consideration of $.01 per share for the 790,000 shares to the Company. This "Commencement Bonus" shall be issued to the Consultant at the Commencement date and shall, when issued and delivered to consultant, be fully paid and non-assessable. In addition, the Company shall pay to the Consultant a monthly fee 2,400 shares per month of unregistered restricted shares of the Company's Common Stock at the same price per share, throughout the 36-month term of this Agreement, which shares, when issued and delivered to Consultant, shall also be fully paid and non-assessable. If and in the event the Company is acquired or merged by or into any other entity, payment of all shares due the Consultant hereunder including but not limited to all monthly installments due Consultant under this paragraph 4.1, shall be accelerated and shall be paid to the Consultant 5 days prior to the close of any such acquisition or merger. All shares issued pursuant to this Agreement shall be evidenced by stock certificate(s) issued in the name of Liviakis Financial Communications, Inc.

4.2 Consultant acknowledges that the shares to be issued pursuant to this Agreement (the "Shares") have not been registered under the Securities Act of 1933, and accordingly are "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of the Act, and a legend to that effect will be placed on the Shares.


4.3 In connection with the acquisition of Shares hereunder, the Consultant represents and warrants to the Company as follows:

         (a) Consultant has received a copy of the Company's Report on Form 10-K for the fiscal year ending September 30, 1992 as well as a copy of the Company's Report on From 10-Q for the quarterly period ending June 30, 1993 and the Prospectus dated September 8, 1993. Consultant acknowledges that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which he Consultant he has requested.

         (b) Consultant's investment in restricted securities is reasonable in relation to his net worth, which is in excess of ten (10) times his cost basis in the Shares. Consultant has had experience in investments in restricted and publicly traded securities, and Consultant has had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultant acknowledges that an investment in the Shares is speculative and involves the risk of loss. Consultant has the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors, and Consultant can afford the risk of loss of his entire investment in the Shares.

         (c) Consultant is acquiring the Shares for his own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

5. Expenses. In the spirit of sparing critical working capital for the Company, Consultant agrees to pay for all his expenses (phone, mailing, labor, etc.), other than extraordinary items (travel, luncheons, etc.) approved by the Company prior to its incurring an obligation for reimbursement.

6. Confidential Proprietary Information and Trade Secrets. Consultant acknowledges that all financial information, records, documents, materials, specifications, business or investment strategies or ideas and similar items relating to the business of the Company (referred to herein as "Confidential Information") whether prepared or generated by Consultant pursuant to this Agreement or otherwise coming into the possession or knowledge of Consultant, shall remain the exclusive, confidential property of the Company except to the extent authorized for public dissemination by the Company. Consultant further acknowledges and agrees that all such Confidential Information constitutes trade secrets of the Company.

         During the term of this Agreement and for a one-year period commencing upon the termination of the Agreement, Consultant, its agent, and employees, shall not disclose any of such Confidential Information to any third party without the prior written consent of the Company and shall take all reasonable steps and actions necessary to maintain the confidentiality of such Confidential Information. Consultant, its agent, and employees, shall not use any of such Confidential Information in competition with the Company nor with any of its officers, directors, or affiliates or for the Consultant's financial benefit during the term of this Agreement or during the one-year period commencing upon termination hereof, without the Company's prior written consent.

         Consultant recognizes and acknowledges that the Company's trade secrets and business plans as they may exist from time to time are valuable, special and unique assets of the Company's business, access to and knowledge of which may be essential to the performance of the Consultant's duties hereunder. The Consultant will not, during or after the term of this Agreement, in whole or in part, disclose such trade secrets or business plans to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, not shall the Consultant make use of any such property or information for its own purposes or for the benefit of any person, firm, corporation or other entity (except the Company) under any circumstances during or after the term of this Agreement, provided that after the expiration of this Agreement these restrictions shall not apply to such trade secrets and business plans which are then, or from time to time thereafter become, in the public domain (provided that Consultant was not responsible, directly or indirectly, for permitting such trade secrets or confidential information to enter the public domain without the Company's consent) or which are obtained from a third party which is not obligated under an agreement of confidentiality with the Company.

7. Covenants not to Interfere. The Consultant agrees that during the term of this Agreement and for a period of two (2) years after the date of termination of this Agreement, Consultant will not interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and any customer, supplier, lessor or employee of the Company or any of its subsidiaries, or any of the Company's shareholders.

8. Injunctive Relief. If there is a breach or threatened breach of the provisions of paragraphs 6 or 7 of this Agreement, the Company shall be entitled to an injunctive relief restraining the Consultant from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

9. Other Representations. Consultant represents that he is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of his knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant nor do such services to the Company represent any conflict with Consultant's other clients or business affairs. Consultant acknowledges that to the best of his knowledge, Consultant is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

10. Indemnification. If any claim or action should be brought against the Company by a third party as a result of the services rendered by Consultant contemplated herein, Consultant hereby agrees to indemnify and hold the Company harmless for all costs, expenses and liabilities resulting from any such action of claim; provided, however, that the Consultant shall have no obligation to indemnify Company for the public dissemination of information in a timely manner relating to the Company which the Company has authorized to be disseminated to the public.

11. Conflict of Interest. In performing the services contemplated by this Agreement, if Consultant should at any time have a direct or indirect interest, be it financial, professional or otherwise, in the performance of this Agreement, Consultant hereby agrees to advise the Company of such interest immediately.

12. Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the compensation provided hereinabove is a gross amount of compensation and that the Company will not withhold from such compensation any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

13. Attorney's Fee. In the event an action is commenced between the parties regarding the enforcement or interpretation of the Agreement, the prevailing party shall be entitled to recover all reasonable legal expenses including, but not limited to, attorney's fees and court costs.

14. Waiver. The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such other party.

15. Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other party at the address as set forth herein below:

         To the Company:                Applied Laser Systems
                                        2160 N.W. Vine Street
                                        Grants Pass, Oregon 97526
                                        Attention:  CEO

         To the Consultant:             Liviakis Financial Communications, Inc.
                                        John M. Liviakis, President
                                        2113 "P" Street
                                        Suite C
                                        Sacramento, California 95816

17. Choice of Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of California.

18. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or relating to Consultant's activities or remuneration under this Agreement, shall be settled by binding Arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction thereof.

19. Complete Agreement. This Agreement instrument contains the entire agreement of the parties relating to the subject matter hereof and supersedes the non-binding letter agreement dated July 12, 1993. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension discharge is sought.

20. Indemnification. The Company warrants and represents that all relevant written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees with respect thereto resulting from Consultant's communication or dissemination of any said written information, documents or materials.

21. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that he has consulted with independent legal counsel and/or tax, financial and business advisors, to the extent he deemed necessary.

         This Agreement is executed as of the date first written above.


"Company"                            APPLIED LASER SYSTEMS, INC.


                                     By: /s/ William C. Patridge
                                     ---------------------------
                                         William C. Patridge
                                         Chairman and CEO

"Consultant"                         LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                     By: /s/ John M. Liviakis
                                     ------------------------
                                         John M. Liviakis
                                         President

                                                                   Page 16 of 16
                                   EXHIBIT "B"

                         AMENDED JOINT FILING AGREEMENT

         Liviakis Financial Communications, Inc., John M. Liviakis and Renee A. Liviakis (collectively the "Parties" and individually a "Party") hereby agree that they shall file a single statement on Schedule 13D (as amended from time to time, the "Statement") with respect to their beneficial ownership of shares of Common Stock (the "Securities") of Applied Laser Systems, a California corporation subsequently known as ARC Capital and then Advanced Machine Vision Corporation, on behalf of and in satisfaction of the obligations of all of the Parties and that they shall amend the Statement from time to time as required by rules promulgated under the Securities Exchange Act of 1934, as amended.

         Each of the Parties represents and warrants that such Party is eligible to use Schedule 13D with respect to information regarding the Securities and agrees to assume responsibility for the timely filing of the Statement and any amendments thereto. Each of the Parties hereby assumes responsibility for the completeness and accuracy of the information concerning such Party contained in the Statement. No Party shall be responsible for the completeness and accuracy of the information contained in the Statement concerning the other Parties, unless such Party knows or has reason to believe that such information is incomplete or inaccurate. The execution of the Statement, including any amendment thereto, by one of the Parties shall constitute a representation by such Party that the information concerning such Party contained therein is complete and accurate and that such Party neither knows nor has any reason to believe that the information concerning the other Parties contained therein is either incomplete or inaccurate.

         This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

         In Witness Whereof, the Parties have executed this Joint Filing Agreement as of the 12th day of January, 1994.


                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By:/s/ John M. Liviakis
                                    ---------------------------------
                                           John M. Liviakis, President


                                          /s/ John M. Liviakis
                                    ---------------------------------
                                              John M. Liviakis


                                          /s/ Renee A. Liviakis
                                    ---------------------------------
                                              Renee A. Liviakis